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                          December 29, 2021

       Paul Yousif
       General Counsel and Corporate Treasurer
       Blue Bird Corp
       3920 Arkwright Road, Suite 200
       Macon, Georgia 31210

                                                        Re: Blue Bird Corp
                                                            Registration
Statement on Form S-3
                                                            Filed December 23,
2021
                                                            File No. 333-261858

       Dear Mr. Yousif :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Faiza N. Rahman